June 23, 2009

Patrick Kuhn

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Tyson Foods, Inc.

Item 4.01 Form 8-K
Filed June 12, 2009
File No. 001-14704

Dear Mr. Kuhn:

In response to your letter dated June 18, 2009, Tyson Foods, Inc. (Tyson, we or our) submits the accompanying response to the comment set forth in your letter. For the staff’s convenience, we have restated the comment in its entirety with our response following immediately thereafter. Please telephone me (479-290-7023) or either of my colleagues Dennis Leatherby, Executive Vice President and Chief Financial Officer (479-290-4194), or Craig Hart, Senior Vice President, Controller and Chief Accounting Officer (479-290-3705), with questions or comments.

We acknowledge the adequacy and accuracy of the disclosure in the filing are our responsibility. We acknowledge staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We also represent that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Read Hudson
Read Hudson
Vice President, Associate General
Counsel and Secretary

cc:	Mr. Leland E. Tollett, Interim President and Chief Executive Officer
Mr. David L. Van Bebber, Executive Vice President and General Counsel
Mr. Dennis Leatherby, Executive Vice President and Chief Financial Officer Mr. Craig J. Hart, Senior Vice President, Controller and Chief Accounting Officer
Audit Committee, Board of Directors
Mr. Jim Havel, Ernst & Young LLP Mr. Al Kent, PricewaterhouseCoopers LLP

Item 4.01 Form 8-K filed June 12, 2009

Item 4.01 Change in Registrant’s Certifying Accountant

SEC Comment

Please amend your Form 8-K within the five days of the filing of the Form 10-K for the 2009 fiscal year, which appears to be the date of the intended dismissal of Ernst & Young LLP, as stated in the Item 4.01 Form 8-K filed on June 12, 2009. The amended Form 8-K should indicate whether there are any disagreements through that date and include an updated letter from your former auditor addressing your revised disclosure, filed as an exhibit to your amended Form 8-K.

Tyson Response

The Audit Committee (the Audit Committee) of the Board of Directors of Tyson conducted a competitive process to determine the our independent registered public accounting firm for Tyson's 2010 fiscal year beginning October 4, 2009. As a result, we filed an Item 4.01 Form 8-K on June 12, 2009 disclosing the Audit Committee’s approval of the engagement of PricewaterhouseCoopers LLP for the 2010 fiscal year. The Form 8-K stated that there had been no disagreements during the fiscal years ended September 29, 2007 and September 27, 2008 and the subsequent interim period through June 8, 2009.

We will amend our Form 8-K within five days of the filing of our Form 10-K for the 2009 fiscal year, which is the date of the intended dismissal of Ernst & Young LLP. The amended 8-K will indicate whether there were any disagreements through that date and include and updated letter from Ernst & Young LLP addressing our revised disclosure, which will be filed as an exhibit to our amended Form 8-K.

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